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TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com
July 19, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Shane Callaghan and Perry Hindin

Re:          Squarespace, Inc.
Schedule 13E-3 filed June 17, 2024
File No. 005-93410
Preliminary Proxy Statement on Schedule 14A filed June 17, 2024
File No. 001-40393

Ladies and Gentlemen:

I am writing on behalf of Squarespace, Inc. (“Squarespace”) in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, Office of Mergers & Acquisitions, dated July 10, 2024 (the “Comment Letter”) with respect to the above-referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy”) and Schedule 13E-3 (the “Schedule 13E-3”), each filed with the Commission on June 17, 2024. This letter is being filed with the Commission electronically via the EDGAR system today.

In connection with the submission of this letter, Squarespace is filing Amendment No. 1 to the Preliminary Proxy (the “Amended Preliminary Proxy”), and the Filing Persons (as defined in the Schedule 13E-3) are filing Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”). The Amended Preliminary Proxy and the Amended Schedule 13E-3 reflect revisions made in response to the comments of the Staff in the Comment Letter and the updating of certain other information.

Set forth below is our response to the Staff’s comments as set forth in the Comment Letter. Please note that any reference to page numbers in our responses refer to the page numbers of the Amended Preliminary Proxy and the Amended Schedule 13E-3, as applicable. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amended Preliminary Proxy and the Amended Schedule 13E-3, as applicable.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
July 19, 2024

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Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A, each filed June 17, 2024 General

1.
We note the disclosure on page 53 of the Proxy Statement that “each Permira Filing Party...may be deemed to be an affiliate of Squarespace, and therefore required to express its belief as to the fairness of the proposed Merger to Squarespace’s ‘unaffiliated security holders.’”  Please advise why the Permira Filing Parties are not affiliates of Squarespace engaged in the Rule 13e-3 transaction and should not be listed as signatories to the Schedule 13E-3 signature page and included as filing persons.  We may have further comment.

Response: Squarespace acknowledges the Staff’s comment and respectfully advises the Staff that Squarespace has added the Permira Filing Parties as signatories to the Amended Schedule 13E-3 signature page and included the Permira Filing Parties as filing persons.  In addition, Squarespace has revised its disclosures on pages 132 – 138 of the Amended Preliminary Proxy to add information required by Item 3 of Schedule 13E-3 and Item 1003(c) of Regulation M-A for all persons specified in General Instruction C to the Amended Schedule 13E-3 for each Permira Filing Party.

2.	Refer to the following disclosures:

•	The first full paragraph on page 49 that the summary of Centerview’s financial analyses in connection with its written opinion “does not purport to be a complete description....”

•	The second sentence on page 53 that the summaries of Centerview’s preliminary illustrative presentations “do not purport to be a complete description....”

•	The bolded paragraph on page 59 that the summary of Goldman Sachs’ financial analyses “does not purport to be a complete description....”

•	The first and second paragraph on page 90 that the summary of the Merger Agreement “does not purport to be complete....”

Please revise to remove the implication that these summaries are not complete.  While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material analyses or terms.  You can direct investors to read exhibits or annexes for a more complete discussion.

Response: In response to the Staff’s comment, Squarespace has revised the disclosures concerning opinions rendered by and analyses performed by the applicable financial advisors to remove statements that imply that the summaries of the financial analyses and the Merger Agreement are not complete.

3.
We note the Interim Investors Agreement mentioned on page 80 and 111 and attached as Exhibit 16(d)(v) to the Transaction Statement.  Please revise your disclosure to describe the material provisions of the Interim Investors Agreement.  See Item 5 of Schedule 13E-3 and Item 1005(e) of Regulation M-A.

Response: Squarespace acknowledges the Staff’s comment and respectfully advises the Staff that Squarespace has added a summary of the Interim Investors Agreement on page 118 of the Amended Preliminary Proxy and has incorporated this section by reference in Item 5 of the Transaction Statement.

4.
Please explain the meaning of each defined term used in the Proxy Statement in the ‘Certain Defined Terms’ section or the first time that the defined term is used.  For example, the defined term ‘Equity Financing Sources,’ which first appears on page 84, is not explained.

Response: In response to the Staff’s comment, Squarespace has revised the Proxy Statement to explain the meaning of each defined term in either the “Certain Defined Terms” section or where such term is first used.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
July 19, 2024

5.	The proxy card included with a preliminary proxy statement should be clearly identified as a preliminary version. See Exchange Act Rule 14a-6(e)(1). Please revise.

Response: In response to the Staff’s comment, Squarespace has revised the proxy card to include the requested disclosure.

Background of the Merger, page 25

6.
On page 37, we note that “the advisors to the Special Committee and Squarespace engaged in numerous discussions and negotiations with Permira and its advisors to negotiate and finalize the terms of the Merger Agreement and the other transaction documents.”  Please revise your disclosure to summarize these discussions and negotiations and how the terms of the Merger Agreement and the other transaction documents were finalized.

Response: Squarespace has revised the disclosure on pages 37 – 38 of the Amended Preliminary Proxy in response to the Staff’s comment to provide additional disclosure regarding the discussions and negotiations that occurred between the advisors to the Special Committee and Squarespace and Permira with respect to the Merger Agreement and the other transaction documents.

Reasons for the Merger; Recommendation of the Special Committee and the Squarespace Board, page 39

7.
We note the disclosure on page 47 that “[o]ther than as described in this proxy statement, the Squarespace Board is not aware of any firm offer by any other person during the prior two years for (1) a merger or consolidation of Squarespace with another company; (2) the sale or transfer of all or substantially all of Squarespace’s assets; or (3) a purchase of Squarespace’s securities that would enable such person to exercise control of Squarespace.”  Please revise to directly state whether any such firm offer was received during the past two years.  If so, please describe how the Squarespace Board considered this factor in making its fairness determination.  See Item 8 of Schedule 13E-3, Item 1014(b) of Regulation M-A, and Instruction 2(viii) to Item 1014 of Regulation M-A.

Response: In response to the Staff’s comment, Squarespace has revised the Proxy Statement to include the requested disclosure on page 48 of the Amended Preliminary Proxy.

Opinion of the Financial Advisor to the Special Committee, page 47

8.
In the last bullet point on page 48, you refer to “certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Squarespace...,” including the Forecasts.  It is unclear from this disclosure whether such information provided to Centerview by Squarespace includes non-public information beyond the Forecasts, which should be summarized in the Proxy Statement.  Please revise or advise.

Response: Squarespace respectfully acknowledges the Staff’s comment and in response has updated its disclosure on page 48 of the Amended Preliminary Proxy.

9.
We note your disclosure on page 51 that the implied equity value of Squarespace per share of Common Stock in Centerview’s discounted cash flow analysis was calculated using terminal multiples ranging from 15.0x to 18.0x and “fully diluted outstanding shares of Common Stock as of May 9, 2024, calculated on a treasury stock basis based on the Internal Data.”  Please disclose the basis for the range of terminal multiples selected and the amount of fully diluted outstanding shares of Common Stock used in this calculation.

Response: Squarespace respectfully acknowledges the Staff’s comment and in response has updated the disclosure on page 51 of the Amended Preliminary Proxy to reflect the basis for the range of terminal multiples selected and the amount of fully diluted outstanding shares of Squarespace Common Stock used in this calculation.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
July 19, 2024

Position of the Permira Filing Parties and Parent Entities as to the Fairness of the Merger, page 53

10.
The factors listed in Instruction 2 to Item 1014 of Regulation M-A, paragraphs (c), (d) and (e) of Item 1014, and Item 1015 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail.  See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).  Please revise this section to include the factors described in clause (vi) of Instruction 2 to Item 1014 and paragraphs (c) and (e) of Item 1014 or explain why such factors were not deemed material or relevant to the fairness determination of the Permira Filing Parties and Parent Entities.

Response: Squarespace acknowledges the Staff’s comment and respectfully advises the Staff that Squarespace has revised its disclosures on pages 55 – 56 of the Amended Preliminary Proxy to include the factors described in clause (vi) of Instruction 2 to Item 1014 of Regulation M-A and paragraphs (c) and (e) of Item 1014 of Regulation M-A.

Materials Provided to Permira by Goldman Sachs, page 57

11.
We note your summary of the GS Discussion Materials at the bottom of page 59. Please revise this summary to include the procedures followed, the findings and recommendations, the bases for and methods of arriving at such findings and recommendations, any instructions that Goldman Sachs received from Permira, and any limitation imposed by Permira on the scope of the investigation.  See Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A. Please also revise this section to describe any compensation received in the past two years, or to be received, by Goldman Sachs and its affiliates as a result of any material relationship with Squarespace or its affiliates, including Permira.  See Item 1015(b)(4) of Regulation M-A and Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretation 217.01.  Finally, please advise why this section has not been incorporated by reference under Item 9 of the Transaction Statement.

Response: Squarespace acknowledges the Staff’s comment and respectfully advises the Staff that Squarespace has revised its disclosures on pages 58 – 64 of the Amended Preliminary Proxy to include additional information requested by the Staff regarding Goldman Sachs and the GS Discussion Materials.  In addition, Squarespace has now incorporated this section by reference in Item 9 of the Transaction Statement.

Position of the Rollover Filing Parties as to the Fairness of the Merger, page 60

12.
See comment 10 above.  Please revise this section to include the factors described in clause (vi) of Instruction 2 to Item 1014 of Regulation M-A and paragraph (e) of Item 1014 or explain why such factors were not deemed material or relevant to the fairness determination of the Rollover Filing Parties.

Response: Squarespace acknowledges the Staff’s comment and respectfully advises the Staff that Squarespace has revised its disclosures on page 65 of the Amended Preliminary Proxy to include the factors described in clause (vi) of Instruction 2 to Item 1014 of Regulation M-A and paragraph (e) of Item 1014 of Regulation M-A.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
July 19, 2024

Certain Effects of the Merger, page 62

13.
We note that the table on page 64 reflects no beneficial ownership of Squarespace and no interest in Squarespace’s net book value and net income for the Rollover Filing Parties after the Merger because their actual post-closing interests will be based on their ownership of Squarespace Common Stock as of the Effective Time.  Please revise this table to provide the beneficial ownership of Squarespace and interest in Squarespace’s net book value and net income for each of the Rollover Filing Parties after the Merger, disclosing any necessary, underlying assumptions.  See Instruction 3 to Item 1013 of Regulation M-A. For example, the disclosure in the first bullet on page 9 states that each of Casalena, the General Atlantic Rollover Stockholder and the Accel Rollover Stockholders will own approximately 33.4%, 8.5% and 0.5%, respectively, of the direct or indirect parent company of Parent (without factoring in the Accel Equity Commitment with respect to the Accel Rollover Stockholders) after the Merger.

Response: Squarespace respectfully acknowledges the Staff’s comment and has revised the disclosure on page 69 of the Amended Preliminary Proxy to provide the beneficial ownership of Squarespace and interest in Squarespace’s net book value and net income for each of the Rollover Filing Parties after the Merger.

Financing of the Merger, page 78

14.
We note your description of the Debt Financing on page 80. Please expand upon this disclosure to include a summary of the Debt Commitment Letter, including any material conditions, the collateral, and the stated and effective interest rates.  See Item 10 of Schedule 13E-3 and Item 1007(b) and Item 1007(d)(1) of Regulation M-A.

Response: Squarespace acknowledges the Staff’s comment and respectfully advises the Staff that Squarespace has revised its disclosures on page 85 of the Amended Preliminary Proxy to provide a summary of the Debt Commitment Letter.

Selected Historical Consolidated Financial Data, page 115

15.
In circumstances where the registrant elects to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders.  See Instruction 1 to Item 13 of Schedule 13E-3.  In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer.  Please revise your disclosure to include a summary of the comprehensive income (loss) for the three months ended March 31, 2024 as reported in Squarespace’s quarterly report on Form 10-Q filed on May 7, 2024.  See Item 1010(a)(2) of Regulation M-A.

Response: In response to the Staff’s comment, Squarespace has revised the Proxy Statement to provide summary financial information that complied with Item 1010(c) of Regulation M-A on page 123 of the Amended Preliminary Proxy.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
July 19, 2024

Security Ownership of Certain Beneficial Owners and Management, page 116

16.
We note in footnote (1) on page 117 that each managing member or director of certain entities affiliated with Accel “disclaims beneficial ownership except to the extent of their pecuniary interest therein.”  Similar disclosure appears in footnote (2).  Please note that beneficial ownership is not determined based on pecuniary interest.  See Rule 13d-3(a).  Please revise.

Response: Squarespace respectfully acknowledges the Staff’s comment and has revised the disclosure on page 124 of the Amended Preliminary Proxy.

Important Information Regarding the Purchaser Filing Parties, page 123

17.
Please revise your disclosure in this section to include the information required by Item 3 of Schedule 13E-3 and Item 1003(c) of Regulation M-A for each executive officer and director of Parent and Merger Sub and any other natural persons specified in General Instruction C to Schedule 13E-3.  Please also revise your disclosure to include the material occupations, positions, offices or employment during the past five years for each such natural person.  See Item 1003(c)(2) of Regulation M-A.

Response: Squarespace acknowledges the Staff’s comment and respectfully advises the Staff that Squarespace has revised its disclosures on pages 132 – 138 of the Amended Preliminary Proxy to add information required by Item 3 of Schedule 13E-3 and Item 1003(c) of Regulation M-A for each executive officer and director of Parent and Merger Sub and for all persons specified in General Instruction C to Schedule 13E-3 for each Permira Filing Party.

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Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the filings, please do not hesitate to contact me at (212) 735-3972.

Sincerely,

/s/ Christopher Barlow
Christopher Barlow
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Courtenay O’Connor, Squarespace, Inc.
Allison Schneirov, Skadden, Arps, Slate, Meagher & Flom LLP
Daniel Luks, Skadden, Arps, Slate, Meagher & Flom LLP